UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-32318

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Devon Energy Corporation Incentive Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Devon Energy Corporation

20 North Broadway

Oklahoma City, Ok 73102-8260

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

FORM 11-K

Report of Independent Registered Public Accounting Firm

Plan Administrator

Devon Energy Corporation Incentive Savings Plan

We have audited the accompanying statements of net assets available for benefits of Devon Energy Corporation Incentive Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Devon Energy Corporation Incentive Savings Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma

January 26, 2012

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS
Investments, at fair value	$613,531,972	$568,007,748
Accrued interest and dividends receivable	861,801	1,733,196
Employer contributions receivable	14,984,484	15,579,759
Notes receivable from participants	10,000,959	10,973,491

Total assets	639,379,216	596,294,194

LIABILITIES
Other liabilities	2,826,276	584,964

Total liabilities	2,826,276	584,964

Net assets reflecting all investments at fair value	636,552,940	595,709,230

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a collective trust	543,173	1,427,579

NET ASSETS AVAILABLE FOR BENEFITS	$637,096,113	$597,136,809

See accompanying notes to financial statements

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2010

Additions:
Investment income:
Net appreciation in fair value of investments	$45,307,731
Dividends	10,096,886
Interest	170,855

Net investment income	55,575,472

Interest income on notes receivable from participants	580,228

Contributions:
Participant, including rollovers	31,202,309
Employer	31,278,296

Total contributions	62,480,605

Total additions	118,636,305

Deductions:
Distributions to participants	77,247,131
Administrative expenses	1,429,870

Total deductions	78,677,001

Net increase in net assets available for benefits	39,959,304

Net assets available for benefits:
Beginning of year	597,136,809

End of year	$637,096,113

See accompanying notes to financial statements

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A - DESCRIPTION OF PLAN

The following description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement and respective amendments for a more complete description of the Plan’s provisions.

1.	General

The Plan is a multiple employer defined contribution plan covering substantially all United States employees of each of Devon Energy Corporation (Devon) and Thunder Creek Gas Services, LLC and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Employees are eligible to participate in the Plan as soon as administratively possible following the completion of one hour of service. There is no minimum age requirement for the employees to be eligible.

Fidelity Management Trust Company (the Trustee) is the Trustee of the Plan.

The plan administrator is a committee (Benefits Committee) of employees of Devon appointed by, and serving at the direction of Devon. The Benefits Committee has the sole responsibility for the administration of the Plan, except with respect to duties related to the selection and monitoring of investment options in the Plan. The selection and monitoring of investment options, along with related functions, is the responsibility of a separate committee (Investments Committee) of employees that is also appointed by, and serving at the direction of Devon. Devon’s Board of Directors, or a committee thereof, has the sole responsibility for appointing and removing the Trustee of the Plan. Under the terms of an agreement between the Trustee and the Plan, the Trustee administers the trust for the Plan, including receiving, investing and holding plan assets and paying benefits to participants in accordance with instructions from the plan administrator.

2.	Contributions

Participants elect to contribute from 1% to 50% of their compensation, as defined in the Plan, to the Plan subject to limitations under the Internal Revenue Code (IRC). Amounts contributed are excluded from the participant’s taxable income for the year of contribution. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (Rollover Contributions). Participant Rollover Contributions were approximately $1,032,000 for the year ended December 31, 2010.

Participants may receive an employer match on their contribution to the Plan in an amount determined annually by Devon. The amount of the matching contribution may vary according to the participant’s years of service and whether the participant is eligible for enhanced contributions. Participants employed subsequent to October 1, 2007 and participants who opted out of a separate defined benefit plan sponsored by Devon are eligible for enhanced contributions. For the year ended December 31, 2010, for all participants with at least five years of service, Devon contributed amounts equal to 100% of each participant’s contributions to the Plan, with the matching contribution being limited to the lesser of 6% of the participant’s compensation, or $14,700. For participants with less than five years of service, Devon’s matching contribution was limited to the lesser of 3% of the participant’s compensation, or $7,350 (except that participants who were employed prior to October 1, 2007 and elected to continue to participate in a separate defined benefit plan were not eligible for enhanced contributions and received the higher matching contribution described in the preceding sentence even if they had less than five years of service).

Participants eligible for enhanced contributions also receive additional, nondiscretionary contributions by Devon calculated as a percentage of their compensation, as defined in the Plan. In 2010, the enhanced contribution percentage ranged from 8% to 16%, depending upon a participant’s years of service.

3.	Participant Accounts

Each participant’s account is credited with the participant’s contribution, Devon’s contribution and allocations of earnings or losses on the investments selected by the participant, and charged with an allocation of administrative expenses. Allocations are based on participant earnings on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

4.	Investments

Participants direct their account balances to be invested in a number of investment options. Participants may change their investment options on a daily basis. Investment options of the Plan as of December 31, 2010 consist of the following:

Large Cap Blend - This domestic equity collective investment trust seeks to provide long-term growth of capital. The trust primarily invests in a diversified portfolio of large and medium-sized US companies and seeks to outperform its benchmark, the S&P 500 Index, within defined risk and return parameters. The fund manager uses a systematic investment process that selects stocks by examining a number of investment criteria, including value-related fundamentals, earning quality and management and market sentiment. Blackrock, Inc. serves as the investment manager.

Large Cap Growth - This domestic equity investment portfolio seeks to provide long-term growth of capital. It seeks to achieve its investment objective by normally investing at least 80% of its net assets (plus borrowings made for investment purposes) in common stocks of companies in the Russell 1000 Growth Index with market capitalizations of at least $100 million. Cadence Capital Management LLC serves as the investment manager.

Large Cap Value - This domestic equity investment portfolio seeks undervalued large and mid-sized companies with identifiable catalysts that have the potential to improve profitability and appreciate over time. The research team performs extensive bottom-up research on companies and industries focusing on qualitative factors such as restructuring, management strength, shareholder orientation and the ability to capitalize on improving industry fundamentals. In addition, a broad range of quantitative valuation screens are applied-price-to-cash flow, price-to-book, price-to-earnings and quality of earnings. NWQ Investment Management Company serves as the investment manager.

Small/Mid Cap Value - This domestic equity investment portfolio seeks to provide long-term capital appreciation by investing primarily in selected small and mid-sized U.S. companies believed to be priced below their perceived intrinsic value. Thompson, Siegel & Walmsley LLC serves as the investment manager.

Small/Mid Cap Growth - This domestic equity investment portfolio seeks to provide long-term growth of capital. It primarily invests in small to medium sized companies utilizing fundamental analysis. It focuses on investing in high-quality companies with potential for long-term growth. It does not specialize in any given industry and participates in all growth sectors in the economy. Next Century Growth Investors LLC serves as the investment manager.

Artisan International Fund - This investment seeks long-term capital growth. The fund invests primarily in developed markets but also may invest in emerging and less developed markets. Under normal market conditions, the fund substantially fully invests in common stocks and similar securities, and invests at least 65% of net assets at market value at the time of purchase in securities of non-U.S. companies. There are no restrictions on the size of the companies in which the fund may invest.

International Value - This collective investment trusts seeks to provide long-term growth of capital. The trust invests in the stocks of large companies based outside of the United States. The portfolio management team uses a disciplined value approach, applying in-depth global research to carefully select companies they believe to be priced below their long-term earnings power, usually because they are out of favor or in industries that are out of favor. Alliance Bernstein serves as the investment manager.

PIMCO Total Return Fund - This fund seeks maximum total return. It normally invests at least 65% of total assets in a diversified portfolio of fixed-income instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. It invests primarily in investment-grade debt securities, but may invest up to 10% of total assets in high-yield securities (“junk bonds”). The fund may invest in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities. Pacific Investment Management Company serves as the investment manager.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

SEI Stable Asset Fund - This commingled fund seeks preservation of principal and to earn current income while tracking interest rates over the intermediate term. The fund invests in a diversified portfolio of stable value contracts, including wrap contracts issued by insurance companies, banks, and other financial institutions. Dwight Asset Management Company serves as the investment manager.

Target Date Income Fund - This fund seeks to preserve capital during retirement. The portfolio invests in a diverse mix of underlying funds in the Plan, as well as a Real Estate Investment Trust (REIT) and Treasury Inflation Protected Security (TIPS), based on advanced asset allocation methods from Wellington Management Company, LLP. This asset allocation mix becomes more conservative over time.

Target Date Fund 2005, Target Date Fund 2010, Target Date Fund 2015, Target Date Fund 2020, Target Date Fund 2025, Target Date Fund 2030, Target Date Fund 2035, Target Date Fund 2040, Target Date Fund 2045, Target Date Fund 2050 – These target date funds seek to provide growth and a level of risk appropriate for a particular retirement date, while preserving capital during retirement. The respective portfolios invest in a diverse mix of underlying funds in the Plan, as well as a REIT and TIPS, based on advanced asset allocation methods from Wellington Management Company, LLP. For each of these funds, the asset allocation mix becomes more conservative over time, until it is approximately the same as the Target Date Income Fund. At that time, the funds will combine, and shareholders of these funds will become shareholders of the Target Date Income Fund.

Devon Energy Stock - This is a unitized stock fund that invests primarily in the stock of Devon Energy Corporation, as well as short-term investments. A participant may only elect to direct the investment of his or her own contributions to the Plan into this investment option and may not elect to invest more than 15% of his or her contributions. To the extent that a participant’s contributions that are directed for investment in this option are subject to a matching contribution, the matching contribution also will be invested in this investment option. Dividends received are reinvested in Devon common stock.

Brokerage Link - This is a self-directed brokerage account that allows participants to invest in a wide variety of securities. Participants can elect to invest their assets in individual securities or mutual funds by establishing a brokerage account with the Trustee.

5.	Vesting

Participants are vested immediately in their contributions, plus actual earnings or losses thereon. For each year of service up to four years, a participant becomes 25% vested in employer contributions to their account and the earnings or losses generated thereon. A participant will become vested upon a change of control, as defined in the Plan, of Devon or if the participant dies, becomes totally disabled or reaches age 65 while employed by Devon or another participating employer.

6.	Notes Receivable from Participants

Participants may borrow from their fund accounts up to 50% of their vested balance, but such loan may not be less than $1,000 or greater than $50,000. A participant may not have more than two loans outstanding at any time. The loans are secured by the balance in the participant’s account. The loans bear interest at a fixed rate, which approximates the rate generally charged for consumer loans secured by certificates of deposit or marketable securities. The interest rates ranged from 4.25% to 9.25% at December 31, 2010. The terms of the loans may not exceed five years, except for loans used to purchase a primary residence, in which case the loan term generally will not exceed 15 years. Maturity dates ranged from January 2011 to April 2020 at December 31, 2010. Principal and interest is repaid through biweekly payroll deductions from the participants’ wages.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

7.	Payment of Benefits

While still employed, a participant who is age 59 1/2 or older may withdraw all or part of the vested interest in his or her account at any time. A participant who is still employed also may withdraw his or her Rollover Contributions regardless of age. In addition, a participant who is still employed and who has taken all other withdrawals and loans available under the Plan may also request a withdrawal in an amount necessary to satisfy an immediate and heavy financial need.

On termination of service due to death, disability or upon retirement, a participant (or a beneficiary in the case of death) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or equal installments (monthly, quarterly, semi-annually or annually) for any period less than the life expectancy of the participant and his or her beneficiary. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Depending on the value of the participant’s vested interest in his or her account at the time of his or her termination of service, the value of the participant’s vested interest may be automatically paid in a lump-sum distribution, paid in a direct rollover or automatically rolled over to an individual retirement account or annuity established in the participant’s (or beneficiary’s) name.

8.	Forfeited Accounts

Upon termination of employment of participants who are not fully vested in Devon’s contributions, the nonvested portion is forfeited and used to reduce Devon’s future contributions. Employer contributions were reduced by $1,047,000 in 2010. As of December 31, 2010 and 2009, there were approximately $1,098,000 and $1,042,000, respectively, of forfeitures available to reduce future employer contributions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan in preparing the accompanying financial statements:

1.	Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

2.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management and the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note C for discussion of fair value measurements.

Realized gains or losses are calculated based on proceeds from the sale of investments and the fair value of the investments at the beginning of the plan year or at time of purchase if acquired during the current plan year. Unrealized appreciation or depreciation of the investments is calculated based on the fair value of the investments at the end of the plan year and the fair value of the investments at the beginning of the plan year or at time of purchase if acquired during the current plan year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

4.	Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

5.	Payment of Benefits

Benefits are recorded when paid.

6.	Administrative

Trustee, audit and certain other administrative fees for 2010 were paid by Devon on behalf of the Plan.

7.	Recent Accounting Pronouncements Adopted

In September 2010, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance, Plan Accounting - Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans, which provides guidance on how loans to participants should be classified and measured by defined contribution plans. That guidance requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan adopted this new guidance in its December 31, 2010, financial statements and has reclassified participant loans of $10,973,491 as of December 31, 2009, from investments to notes receivable from participants. Net assets of the Plan were not affected by the adoption of the new guidance.

NOTE C - FAIR VALUE MEASUREMENTS

Fair value measurements are classified according to a hierarchy that prioritizes the inputs underlying the valuation techniques. This hierarchy consists of three broad levels. Level 1 inputs on the hierarchy consist of unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority. Level 2 measurements are based on inputs other than quoted prices that are generally observable for the asset or liability. Common examples of Level 2 inputs include quoted prices for similar assets and liabilities in active markets or quoted prices for identical assets and liabilities in markets not considered to be active. Level 3 measurements have the lowest priority and are based upon inputs that are not observable from objective sources. The Plan had no Level 3 fair value measurements as of December 31, 2010 and 2009.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Mutual funds and money market funds - Valued at the net asset value (“NAV”) of shares held by the Plan.

Collective trust funds - Value based on the fair value of the collective trust’s underlying investments using information reported by the investment advisor.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

Common stock - Valued at the closing price reported on the active market on which the security is traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although these valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

The following tables set forth by level the Plan’s investments at fair value as of December 31:

	2010
	Level 1	Level 2	Total
Mutual funds
Growth funds	$58,583,003	$—	$58,583,003
Fixed income funds	82,854,976	—	82,854,976
Value funds	1,721,263	—	1,721,263
Balanced funds	9,597,936	—	9,597,936
Target date funds	558,884	—	558,884
Short-term investments	149,991	—	149,991
Energy funds	1,540,898	—	1,540,898
Technology funds	118,545	—	118,545
Real estate funds	344,946	—	344,946
International funds	710,644	—	710,644
Commodity funds	3,216,800	—	3,216,800
Other funds	1,281,083	—	1,281,083

	160,678,969	—	160,678,969

Common stocks
Employer stock	98,847,937	—	98,847,937
Domestic large cap value	60,582,670	—	60,582,670
Domestic large cap growth	46,264,608	—	46,264,608
Domestic small cap value	35,965,786	—	35,965,786
Domestic small cap growth	25,041,525	—	25,041,525
Other	224,350	—	224,350

	266,926,876	—	266,926,876

Money market funds	56,224,721	—	56,224,721
Collective trust funds
Domestic large cap blend	—	63,708,372	63,708,372
Stable value	—	33,365,497	33,365,497
International value	—	30,207,963	30,207,963
Real estate investment trust	—	2,419,574	2,419,574

	—	129,701,406	129,701,406

Total investments at fair value	$483,830,566	$129,701,406	$613,531,972

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

	2009
	Level 1	Level 2	Total
Mutual funds
Growth funds	$56,154,011	$—	$56,154,011
Fixed income funds	73,428,961	—	73,428,961
Value funds	1,074,546	—	1,074,546
Balanced funds	7,854,153	—	7,854,153
Target date funds	505,143	—	505,143
Short-term investments	563,764	—	563,764
Energy funds	2,435,784	—	2,435,784
Technology funds	662,172	—	662,172
Real estate funds	459,979	—	459,979
International funds	814,606	—	814,606
Other funds	1,951,339	—	1,951,339

	145,904,458	—	145,904,458

Common stocks
Employer stock	105,212,604	—	105,212,604
Domestic large cap value	54,371,740	—	54,371,740
Domestic large cap growth	40,259,064	—	40,259,064
Domestic small cap value	30,268,305	—	30,268,305
Domestic small cap growth	16,196,946	—	16,196,946
Other	46,264	—	46,264

	246,354,923	—	246,354,923

Money market funds	61,731,160	—	61,731,160
Collective trust funds
Domestic large cap blend	—	56,965,727	56,965,727
Stable value	—	29,403,640	29,403,640
International value	—	25,845,474	25,845,474
Real estate investment trust	—	1,802,366	1,802,366

	—	114,017,207	114,017,207

Total investments at fair value	$453,990,541	$114,017,207	$568,007,748

During the year ended December 31, 2010, there were no transfers between level 1 or level 2 fair value measurements.

NOTE D - STABLE VALUE FUND

The SEI Stable Asset Fund (the “Fund”) is a collective trust fund sponsored by SEI Trust Company. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although, there is no guarantee that the Fund will be able to maintain this value.

Participants may direct the withdrawal or transfer of all or a portion of their investment in the Fund at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

NOTE E - PLAN TERMINATION

Although Devon has not expressed any intent to terminate the Plan, it may do so at any time. Benefits owed to participants are not actuarially determined and the aggregate vested benefits are limited to the Plan’s net assets available for plan benefits. In the event of termination, participants will become 100% vested in their accounts.

NOTE F - PLAN INVESTMENT ASSETS

Following is a schedule of the Plan’s investments that exceed 5% of the Plan’s net assets at December 31, 2010 and 2009, and the fair value of such investments:

	2010		2009
	Number of shares or units	Fair value	Number of shares or units	Fair value
Vanguard Prime Money Market Fund	43,732,826	$43,732,826	53,316,239	$53,316,239
Pimco Total Return Fund	5,977,552	64,856,442	5,490,618	59,386,340
Artisan International Fund	2,578,393	55,951,134	2,566,365	52,853,337
Black Rock, Inc. Large Cap Blend	3,648,819	63,708,372	2,411,758	56,965,727
Devon Energy Corporation Common Stock	1,259,049	98,847,937	1,431,464	105,212,604
SEI Stable Asset Fund	33,365,497	33,365,497	30,831,219	30,831,219

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$5,437,632
Common collective trusts	9,287,711
Common stocks	30,582,388

$45,307,731

NOTE G - RELATED PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by Fidelity Management & Research Company, which is an affiliate of the Trustee. Therefore, these transactions qualify as party-in-interest transactions.

NOTE H - TAX STATUS

The Internal Revenue Service has determined and informed Devon by a letter dated April 16, 2010, that the Plan and related trusts are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Prior to April 16, 2010, the Plan operated under a determination letter dated August 1, 2002. Although the Plan has been amended since receiving the determination letter, plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. There are currently routine Internal Revenue Service (IRS) audits for the tax periods of 2008 and 2009 in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008. The plan administrator has responded to IRS requests for information in a timely manner and the IRS had made no adverse findings regarding the operation of the Plan.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – CONTINUED

NOTE I - RISK AND UNCERTAINTIES

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Because of the risks associated with investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE J - RECONCILIATION OF FINANCIAL STATEMENT TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to Form 5500.

	2010	2009
Net assets available for benefits per the financial statements	$637,096,113	$597,136,809

Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	(543,173)	(1,427,579)

Net assets available for benefits per Form 5500	$636,552,940	$595,709,230

The following is a reconciliation of investment income per the financial statements for the year ended December 31, 2010 to Form 5500:

Net investment income per financial statements	$55,575,472

Interest income on notes receivable from participants	580,228

Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	884,406

Net investment income per Form 5500	$57,040,106

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2010

Identity of issue, borrower, lessor or similar party	Description of investment	Number of shares or units	Current Value
Devon Energy Corporation**	Common stock	1,259,049	$98,847,937

Cash equivalent fund:
The Vanguard Group	Vanguard Prime Money Market Fund	43,732,826	43,732,826

Interest-bearing cash	Money-market accounts		12,491,895

Mutual Funds and Common Collective Trust:
PIMCO Funds	PIMCO Total Return Fund	5,977,552	64,856,442
Dwight Asset Management	SEI Stable Asset Fund	33,365,497	33,365,497
Artisan Partners Group LP	Artisan International Fund	2,578,393	55,951,134
Blackrock, Inc.	Large Cap Blend	3,648,819	63,708,372
Alliance Bernstein	International Value	4,284,817	30,207,963
Invesco	Invesco Equity Real Estate Securities Trust	34,428	2,419,574
Western Asset	Inflation Indexed Plus Bond Portfolio	1,481,029	16,158,030

Equity Investments:
ABBOTT LABORATORIES	Common stock	22,230	1,065,039
ACME PACKET INC	Common stock	11,583	615,752
AEROPOSTALE INC	Common stock	23,000	566,720
AGILENT TECHNOLOGIES INC	Common stock	25,430	1,053,565
ALASKA AIR GROUP INC	Common stock	3,400	192,746
ALEXION PHARMACEUTICALS INC	Common stock	3,205	258,163
ALLERGAN INC	Common stock	15,950	1,095,287
ALLIANT ENERGY CORPORATION	Common stock	20,600	757,462
ALPHA NAT RES INC	Common stock	20,610	1,237,218
AMAZON.COM INC	Common stock	6,350	1,143,000
AMEDISYS INC	Common stock	8,900	298,150
AMERICAN EXPRESS CO	Common stock	27,890	1,197,039
AMERICAN TOWER CORP CL A	Common stock	21,530	1,111,809
AMGEN INC	Common stock	44,800	2,459,520
ANGLOGOLD ASHANTI LTD SPON ADR	Common stock	43,313	2,132,299
ANSYS INC	Common stock	10,585	551,161
AON CORP	Common stock	43,900	2,019,839
APACHE CORP	Common stock	24,700	2,944,981
APPLE INC	Common stock	5,870	1,893,427
ARCH CAPITAL GROUP LTD	Common stock	2,000	176,100
ARRIS GROUP INC	Common stock	42,200	473,484
ARUBA NETWORKS INC	Common stock	14,395	300,568
ASPEN INSURANCE HLDGS LTD	Common stock	22,500	643,950
ATHEROS COMMUNICATIONS INC	Common stock	8,320	298,854
ATMEL CORP	Common stock	31,737	391,000
BARRICK GOLD CORP	Common stock	61,500	3,270,570
BJ’S RESTAURANTS INC	Common stock	10,050	356,072
BORGWARNER INC	Common stock	6,615	478,661
BROADCOM CORPCL A	Common stock	23,220	1,011,231
BUCKLE INC (THE)	Common stock	9,200	347,484
CA INC	Common stock	122,000	2,981,680
CANADIAN NATL RESOURCES LTD	Common stock	36,800	1,634,656
CARDINAL HEALTH INC	Common stock	31,080	1,190,675
CARDTRONICS INC	Common stock	15,000	265,500
CARTERS INC	Common stock	14,900	439,699

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR) – CONTINUED

DECEMBER 31, 2010

Identity of issue, borrower, lessor or similar party	Description of investment	Number of shares or units	Current Value
CATALYST HEALTH SOLUTIONS	Common stock	9,370	435,611
CB RICHARD ELLIS GROUP INC A	Common stock	8,900	182,272
CENTERPOINT ENERGY INC	Common stock	64,200	1,009,224
CEPHALON INC	Common stock	8,600	530,792
CHART INDUSTRIES INC	Common stock	8,100	273,618
CHICAGO BRIDGE & IRON (NY REG)	Common stock	23,602	776,506
CHIPOTLE MEXICAN GRILL INC	Common stock	2,959	629,261
CHURCHILL DOWNS INC	Common stock	2,700	117,180
CIENA CORP	Common stock	13,835	291,227
CISCO SYSTEMS INC	Common stock	42,810	866,046
CITIGROUP INC	Common stock	339,700	1,606,781
CITRIX SYSTEMS INC	Common stock	17,510	1,197,859
CLEARWATER PAPER CORP	Common stock	4,200	328,860
CMS ENERGY CORP	Common stock	54,900	1,021,140
COMSCORE INC	Common stock	10,665	237,936
COMTECH TELECOMMUNICATIONS NEW	Common stock	8,600	238,478
CONCUR TECHNOLOGIES INC	Common stock	12,480	648,086
CORINTHIAN COLLEGES INC	Common stock	23,000	119,830
CROWN HOLDINGS INC	Common stock	13,700	457,306
CVS CAREMARK CORP	Common stock	17,800	618,906
CYPRESS SEMICONDUCTOR CORP	Common stock	38,680	718,674
DECKERS OUTDOOR CORP	Common stock	2,200	175,428
DIRECTV CL A	Common stock	25,480	1,017,416
DRESSER RAND GROUP INC	Common stock	10,700	455,713
DUPONT (EI) DE NEMOURS & CO	Common stock	19,290	962,185
EBAY INC	Common stock	37,360	1,039,729
ECHOSTAR CORP CL A	Common stock	15,900	397,023
EMC CORP	Common stock	43,090	986,761
EMCOR GROUP INC	Common stock	15,800	457,884
EMERGENCY MEDICAL SVCS CL A	Common stock	8,700	562,107
EMERSON ELEC CO	Common stock	21,280	1,216,578
ENDO PHARMACEUTICALS HLDGS INC	Common stock	12,100	432,091
ENERSYS INC	Common stock	8,400	269,808
EQT CORPORATION	Common stock	23,500	1,053,740
EQUINIX INC	Common stock	6,175	501,781
ESTERLINE TECHNOLOGIES CORP	Common stock	2,600	178,334
EXLSERVICE HOLDINGS INC	Common stock	11,985	257,438
EXXON MOBIL CORP	Common stock	16,470	1,204,286
FAMILY DOLLAR STORES INC	Common stock	23,470	1,166,694
FORD MOTOR CO	Common stock	66,910	1,123,419
FORTINET INC	Common stock	18,680	604,298
FOSTER WHEELER AG	Common stock	13,300	459,116
FREEPORT MCMORAN COPPER & GOLD	Common stock	4,060	487,565
FTI CONSULTING INC	Common stock	10,200	380,256
GAMESTOP CORP CL A	Common stock	24,300	555,984
GENERAL MOTORS CO	Common stock	26,100	962,046
GENTEX CORP	Common stock	22,566	667,051
GENWORTH FINANCIAL INC A	Common stock	126,500	1,662,210
GLOBAL CASH ACCESS HLDGS INC	Common stock	16,700	53,273
GOLDMAN SACHS GROUP INC	Common stock	3,800	639,008
GOOGLE INC A	Common stock	1,800	1,069,146
GREEN MTN COFFEE ROASTERS INC	Common stock	22,165	728,342

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR) – CONTINUED

DECEMBER 31, 2010

Identity of issue, borrower, lessor or similar party	Description of investment	Number of shares or units	Current Value
HAEMONETICS CORP MASS	Common stock	4,300	271,674
HALLIBURTON CO	Common stock	14,800	604,284
HANOVER INSURANCE GROUP INC	Common stock	11,400	532,608
HARTFORD FINL SVCS GROUP INC	Common stock	35,200	932,448
HCC INSURANCE HOLDINGS INC	Common stock	28,500	824,790
HERSHEY CO (THE)	Common stock	22,500	1,060,875
HESS CORP	Common stock	11,800	903,172
HHGREGG INC	Common stock	20,770	435,132
HIGHER ONE HLDGS INC	Common stock	12,526	253,401
HITTITE MICROWAVE CORP	Common stock	11,781	719,112
HMS HOLDINGS CORP	Common stock	5,660	366,598
HUNT J B TRANSPORT SERVICES IN	Common stock	16,785	684,996
IDACORP INC	Common stock	12,500	462,250
IGATE CORPORATION	Common stock	11,665	229,917
ILLUMINA INC	Common stock	11,836	749,692
IMPAX LABORATORIES INC	Common stock	27,200	546,992
INGERSOLL RAND CO LTD CL A	Common stock	28,200	1,327,938
INTEL CORP	Common stock	54,340	1,142,770
INTERDIGITAL INC	Common stock	9,600	399,744
J2 GLOBAL COMMUNICATIONS INC	Common stock	19,300	558,735
JOY GLOBAL INC	Common stock	13,350	1,158,113
JOY GLOBAL INC	Common stock	8,819	765,048
JPMORGAN CHASE & CO	Common stock	27,200	1,153,824
KANSAS CITY SOUTHERN	Common stock	10,295	492,719
KEMET CORP	Common stock	33,600	489,888
KIMBERLY CLARK CORP	Common stock	12,700	800,608
KNIGHT TRANSPORTATION INC	Common stock	10,440	198,360
KROGER CO	Common stock	40,400	903,344
LENDER PROCESSING SVCS INC	Common stock	15,800	466,416
LINCOLN NATIONAL CORP	Common stock	31,100	864,891
LOCKHEED MARTIN CORP	Common stock	21,600	1,510,056
LOEWS CORP	Common stock	56,700	2,206,197
LULULEMON ATHLETICA INC	Common stock	9,265	633,911
MANTECH INTL CORP CL A	Common stock	9,400	388,502
MARKEL CORP	Common stock	1,300	491,569
MCDONALDS CORP	Common stock	14,390	1,104,576
MEDICIS PHARMACEUTICAL CL A	Common stock	14,100	377,739
MEDNAX INC	Common stock	4,500	302,805
MERCK & CO INC NEW	Common stock	25,100	904,604
METLIFE INC	Common stock	27,370	1,216,323
METLIFE INC	Common stock	45,100	2,004,244
MFA FINANCIAL INC	Common stock	112,200	915,552
MICROSOFT CORP	Common stock	42,450	1,185,204
MICROSOFT CORP	Common stock	40,650	1,134,948
MONSTER WORLDWIDE INC	Common stock	29,642	700,440
MOSAIC CO	Common stock	9,550	729,238
MOTOROLA INC	Common stock	193,500	1,755,045
NET 1 UEPS TECHNOLOGIES INC	Common stock	15,200	186,352
NETLOGIC MICROSYSTEMS INC	Common stock	21,923	688,601
NISOURCE INC	Common stock	28,100	495,122
NOBLE ENERGY INC	Common stock	14,000	1,205,120
NORTHERN OIL AND GAS INC	Common stock	20,767	565,070

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR) – CONTINUED

DECEMBER 31, 2010

Identity of issue, borrower, lessor or similar party	Description of investment	Number of shares or units	Current Value
NRG ENERGY INC	Common stock	36,700	717,118
NVR INC	Common stock	336	232,183
OCCIDENTAL PETROLEUM CORP	Common stock	14,900	1,461,690
OCWEN FINANCIAL CORP	Common stock	28,900	275,706
OGE ENERGY CORP	Common stock	19,700	897,138
OMNICARE INC	Common stock	11,400	289,446
OPENTABLE INC	Common stock	3,135	220,955
ORACLE CORP	Common stock	37,920	1,186,896
ORIENTAL FINANCIAL GROUP INC	Common stock	22,900	286,021
ORION MARINE GROUP INC	Common stock	19,500	226,200
OSHKOSH CORP	Common stock	18,900	666,036
PARTNERRE LTD	Common stock	6,000	482,100
PDL BIOPHARMA INC	Common stock	30,000	186,900
PEGASYSTEMS INC	Common stock	7,563	277,033
PFIZER INC	Common stock	152,400	2,668,524
PHILIP MORRIS INTL INC	Common stock	18,840	1,102,705
PHILIP MORRIS INTL INC	Common stock	20,600	1,205,718
PINNACLE WEST CAPITAL CORP	Common stock	22,600	936,770
PITNEY-BOWES INC	Common stock	48,400	1,170,312
PLANTRONICS INC	Common stock	7,300	271,706
POLYPORE INTERNATIONAL INC	Common stock	8,610	350,685
PORTFOLIO RECOVERY ASSOC INC	Common stock	2,986	224,547
POWER-ONE INC	Common stock	35,000	357,000
QUALCOMM INC	Common stock	23,930	1,184,296
QUESTCOR PHARMACEUTICALS INC	Common stock	18,400	271,032
RALCORP HOLDINGS	Common stock	11,900	773,619
RAYONIER INC REIT	Common stock	12,400	651,248
RAYTHEON CO	Common stock	16,000	741,440
REALPAGE INC	Common stock	26,646	824,161
REGAL ENTERTAINMENT GROUP CL A	Common stock	39,000	457,860
RENAISSANCERE HLDGS LTD	Common stock	7,300	464,937
RENT A CTR INC	Common stock	11,900	384,132
RIVERBED TECHNOLOGY INC	Common stock	14,618	514,115
RTI INTERNATIONAL METALS INC	Common stock	7,035	189,804
RUE21 INC	Common stock	15,310	448,736
SALIX PHARMACEUTICALS LTD	Common stock	15,485	727,176
SANOFI AVENTIS SPON ADR	Common stock	64,000	2,062,720
SCHLUMBERGER LTD	Common stock	8,540	713,090
SENSIENT TECHNOLOGIES CORP	Common stock	7,600	279,148
SKYWORKS SOLUTIONS INC	Common stock	6,900	197,547
SKYWORKS SOLUTIONS INC	Common stock	10,315	295,318
SM ENERGY CO	Common stock	16,910	996,506
SPX CORP	Common stock	16,370	1,170,291
STARBUCKS CORP	Common stock	37,020	1,189,453
STURM RUGER & CO INC	Common stock	11,200	171,248
SXC HEALTH SOLUTIONS CORP	Common stock	16,720	716,619
TALISMAN ENERGY INC (CANA)	Common stock	53,200	1,180,508
TEKELEC	Common stock	30,600	364,446
TELLABS INC	Common stock	33,300	225,774
TESSERA TECHNOLOGIES INC	Common stock	27,000	598,050
TIME WARNER INC	Common stock	38,800	1,248,196
TJX COMPANIES INC NEW	Common stock	24,170	1,072,906

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR) – CONTINUED

DECEMBER 31, 2010

Identity of issue, borrower, lessor or similar party	Description of investment	Number of shares or units	Current Value
TOTAL SYS SVCS INC	Common stock	33,100	509,078
TRUE RELIGION APPAREL INC	Common stock	13,100	291,606
TUTOR PERINI CORP	Common stock	18,000	385,380
ULTIMATE SOFTWARE GROUP INC	Common stock	10,459	508,621
UNION PACIFIC CORP	Common stock	12,500	1,158,250
UNISYS CORP NEW	Common stock	10,900	282,201
UNITED ONLINE INC	Common stock	27,900	184,140
UNITED PARCEL SERVICE INC CL B	Common stock	18,140	1,316,601
UNITED THERAPEUTICS CORP DEL	Common stock	6,142	388,297
UNUM GROUP	Common stock	64,400	1,559,768
URBAN OUTFITTERS	Common stock	5,550	198,746
USEC INC	Common stock	33,900	204,078
VALASSIS COMMUNICATIONS INC	Common stock	11,300	365,555
VALEANT PHARMACEUTICALS INTL	Common stock	12,800	362,112
VALUECLICK INC	Common stock	15,900	254,877
VENOCO INC	Common stock	17,900	330,255
VERIFONE SYSTEMS INC	Common stock	12,559	484,275
VIACOM INC CL B	Common stock	69,500	2,752,898
VOLCANO CORP	Common stock	8,380	228,858
WABCO HOLDINGS INC	Common stock	11,554	703,985
WAL MART STORES INC	Common stock	20,980	1,131,451
WATERS CORP	Common stock	14,710	1,143,114
WEBMD HEALTH CORPORATION	Common stock	5,444	277,971
WELLS FARGO & CO	Common stock	48,800	1,512,312
WESTAR ENERGY INC	Common stock	33,800	850,408
WHITE MOUNTAINS INS GROUP LTD	Common stock	1,400	469,840
WHITING PETROLEUM CORP	Common stock	2,400	281,256
WHOLE FOODS MARKET INC	Common stock	21,160	1,070,484
WILEY (JOHN) & SONS INC CL A	Common stock	4,500	203,580
WILLIS GROUP HOLDINGS PLC	Common stock	16,200	561,006
WRIGHT EXPRESS CORP	Common stock	4,100	188,600

Brokerage Link**	Participant directed accounts including certain Fidelity investment funds		23,937,713

Notes receivable from participants**	Installment loans due from participants with maturity dates ranging from January 2011 to April 2020 and interest rates ranging from 4.25% to 9.25%.		10,000,959

			$623,532,931

**Represents party in interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Devon Energy Incentive Savings Plan

Date: January 26, 2012	/s/ Frank W. Rudolph
Frank W. Rudolph
Executive Vice President Human Resources